1020 • 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel (604) 684 • 6365 Fax (604) 684 • 8092
1 800 667 • 2114

October 9, 2007

Nasreen Mohammed
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010
Via EDGAR CORRESPONDENCE

RE:	TASEKO MINES LIMITED
FORM 20-FA/1 FOR THE YEAR ENDED SEPTEMBER 30, 2006
FILED APRIL 19, 2007
FILE NO. 1-32461

Dear Ms. Mohammed:

We acknowledge receipt of your follow-up Comment Letter dated September 20, 2007 in respect of Form 20-FA/1 filed by Taseko Mines Limited (the "Company") for the year ended September 30, 2006. We have filed a Form 20-FA/3 on EDGAR, and we provide the following explanations in response to your comments. Your comments are in italics to the left, our responses to the right.

	SEC comment	Response

1.	Financial Statements

General

We understand from your response to prior comments 1, 4 and 5, that you intend to include disclosures in future filings, describing your Canadian and U.S. accounting policies for foreign currencies, overburden removal costs, and exploration and development costs. Please submit with your next response the draft disclosures that you plan to include to comply with these prior comments, and any additional disclosures that would be necessary to comply with the comments in this letter.

Our intended policy note re: "functional currency" is as follows:

The Company's functional currency is the Canadian dollar as the Canadian dollar is the currency of the primary economic environment in which the Company operates. While the Company receives its metal sales revenues in United States dollars, the majority of the Company's supplies, labor, and services are denominated in Canadian dollars. All of the business operations of the Company are located in Canada. A majority of the Company's financings are in Canadian dollars.

We will add another accounting policy note to explain the Company's accounting policy for foreign currency translation.

Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Foreign exchange gains and losses are included in earnings.

For operations considered self-sustaining, of which the Company has none, foreign currency assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate for the fiscal period. The resulting foreign exchange gains and losses are accumulated in a separate component of shareholders’ equity until there has been a realized reduction in the net investment in such operations.

Our intended Canadian GAAP policy note re: "overburden removal" (also referred to as "deferred stripping costs") is as follows:

Overburden removal costs are accounted for as variable production costs to be included in the cost of inventory produced, unless the overburden removal activity can be shown to be a betterment of the mineral property, in which case these costs are capitalized. Betterment occurs when the overburden removal activity provides access to additional sources of reserves that will be produced in future periods which would not have otherwise been accessible in the absence of the stripping activity.

For US GAAP purposes, we note that there is diversity in accounting practice relating to the treatment of deferred stripping costs, and understand that there is currently a technical working group addressing this issue. Some companies choose to expense such costs, whereas others choose to capitalize them. The Company capitalizes these costs when they meet the definition of an asset.

Accordingly, we will expand our US GAAP reconciliation note (Note 19) re: "overburden removal costs" as follows:

Under Canadian GAAP, overburden removal costs in certain circumstances may be considered a betterment and consequently, capitalized and amortized over future periods typically using the units of production method.

Under US GAAP, the Company capitalizes overburden removal costs relating to economically mineable pits which have not yet entered the production phase. Once a pit enters the production phase, no further overburden removal costs are capitalized, and the amounts previously capitalized are amortized on a units of production basis over the expected life of the pit.

During the year ended September 30, 2006, the Company capitalized $285,000 (2005 – $nil; 2004 – $nil) in overburden removal costs for both Canadian and US GAAP purposes. None of these amounts were amortized on a units of production basis as production had not yet occurred from their associated ore bodies.

2.	Significant Accounting Policies - - Plant and equipment	For Canadian GAAP purposes, the Company is deferring costs related to overburden removal at the Granite Pit.

We have read the disclosure you added in response to prior comment 4, appearing in the Critical Accounting Policies and Estimates section on page 40, stating "Capitalization of overburden removal ceases when the pit enters into the production stage – namely, when the pit reaches the point where it is providing a minimum of 10% of the mill feed for that particular mine on a continuous basis." Tell us how you came to the view that this policy is consistent with the guidance in EITF 04-6, which for U.S. GAAP purposes requires that stripping costs be attributed to production (inventory extracted) during the production phase, also clarifying that for purposes of that Issue, the production phase begins when "saleable minerals are extracted (produced) from an ore body, regardless of the level of production," except when de minimis saleable material has been extracted in conjunction with removing overburden to obtain access to the ore body If you believe your approach is in agreement with EITF 04-6, please submit the policy disclosure revisions that you believe would aptly clarify your view, using consistent terminology.

For US GAAP purposes, because the Granite Pit is the development of a different ore body that is separate from current mine production, and which has not yet reached the production phase resulting in the production extraction of saleable minerals, the Company is capitalizing the costs of overburden removal at this pit.

We have amended the disclosure in our 20-F. We have deleted the incorrect reference to the "10% mill feed" threshold.

We believe that our intended policy note disclosure and US GAAP note disclosure changes stated herein, re: overburden removal, will be sufficient and appropriate disclosure.

3.	Significant Accounting Policies - - (g) Mineral property interests	We have added clarifying language in Item 5 of the Form 20- FA/3.

We note the disclosure you added in response to prior comment 5, appearing in the Critical Accounting Policies and Estimates section on page 40, stating that exploration and development expenditures incurred subsequent to completing a feasibility study which either ''increase production" or "extend the life or existing production" are capitalized. However, for U.S. GAAP purposes, exploration costs should be expensed, while development costs may be capitalized. Please make this distinction in your disclosure. If your Canadian GAAP policy is not consistent in this area, you will need to address the prospect of making revisions to your GAAP reconciliation.

For Canadian GAAP purposes, during the year ended September 30, 2006, the Company capitalized $2,625,000 in costs related to drilling at the Gibraltar Mine. These costs were designed to, and resulted in, an increase in economically mineable reserves at the Gibraltar Mine.

For US GAAP purposes, we understand that there is diversity in accounting policies and practice relating to the treatment of drilling costs, where that drilling activity results in an increase in economically mineable reserves. Some companies choose to expense those costs, whereas others choose to capitalize those costs.

For US GAAP purposes, we chose to capitalize these costs as these drilling costs relate to a separate ore body not yet in production, but which is permitted and scheduled for production of saleable minerals in fiscal 2008 and beyond. These costs meet the definition of an asset, namely that (a) there is a probable future benefit, (b) the entity can obtain the benefit and control access to it, and (c) the transaction or event giving rise to it has already occurred.

probable future benefit. The increase in reserves from a separate ore body not yet in production is a benefit to the Company because it will result in increased cash flows to the Company. The benefit is probable because the Company already has all the necessary prerequisites in place to realize the benefit. Specifically, the Company has appropriate title and mining permits, the additional reserves have been incorporated into a new positive cashflow mine plan, processing facilities already exist, and the geology and rock mechanics are well understood.

entity can obtain the benefit and control access to it. The Company holds appropriate title and the rights to exploit the mineral deposit, and specifically the production pit and surrounding area. Consequently, the Company can obtain the benefit and can control access to it.

result of an occurrence of a past transaction or event. The Company capitalizes expenditures in each reporting period which have been incurred during that period. There are no estimates of future costs which are capitalized.

Consequently, because the Company capitalizes drilling costs where that drilling activity results in an increase in economically mineable reserves, for both Canadian and US GAAP, there is no Canadian GAAP to US GAAP reconciling item.

Our intended accounting policy note, for both Canadian and US GAAP, regarding "deferred development costs" is as follows:

The Company capitalizes development costs which have (a) a probable future benefit which the Company can obtain, (b) result from a past transaction, and (c) occur on property controlled by the Company on mineralized ore bodies that have, or are determined to have as a result of these costs, economically mineable mineral reserves.

Our intended amendment to the US GAAP reconciliation note (Note 19) re: "exploration and development expenditures" is as follows:

Under Canadian GAAP, costs incurred subsequent to determination of the feasibility of mining operations, which either increase production or extend the life of existing production, are capitalized.

Under US GAAP, exploration costs are expensed as incurred, while development costs may be capitalized. During the year ended September 30, 2006, the Company capitalized $2,625,000 of mine development costs for both Canadian and US GAAP purposes.

Also clarify whether your policy of capitalizing costs of your expenditure programs pertains only to costs necessary to establish proven or probable reserves, as defined in Industry Guide 7 (under existing economic conditions), or also extends to upgrading resources, from one category to another, when the purpose is not necessarily to establish proven and probable reserves. It should be clear whether, in stating that capitalization occurs when the program is "designed to increase measure and indicated resources to proven and probable reserves," is synonymous with being incurred for the purpose of converting mineralized material to proven and probable reserves in all cases.

Our policy of capitalizing costs of an expenditure program pertains solely to costs necessary to establish, or to increase proven and probable reserves.

If an expenditure program is not expected to, and/or does not result in an increase in proven and probable reserves, the costs of such a program are expensed in the period incurred.

We have added clarifying language in Item 5 of the Form 20- FA/3.

We trust the foregoing will resolve your comments, appreciating that some of them will be dealt with in future filings. If you require any further information, please feel free to contact the writer at 604-684-6365.

Yours truly,
TASEKO MINES LIMITED

/s/ Jeffrey R. Mason

Jeffrey R. Mason, CA
Chief Financial Officer

cc:	Lang Michener (Vancouver) KPMG LLP (Vancouver)